UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE SHAW GROUP INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock, No Par Value

(Title of Class of Securities)

820280105

(CUSIP Number of Class of Securities)

John Donofrio

Executive Vice President and General Counsel

The Shaw Group Inc.

4171 Essen Lane

Baton Rouge, Louisiana 70809

(225) 932-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Jeffrey Symons

Jason K. Zachary

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$150,000,000	$17,190

*	Calculated solely for purposes of determining the filing fee. This amount is based upon the offer to purchase for not more than $150,000,000 an aggregate of up to 6,741,573 common shares of The Shaw Group Inc. at a price not greater than $25.25 and not less $22.25 per share in cash.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,190	Filing Party: The Shaw Group Inc.
Form or Registration No.: Schedule TO-I	Date Filed: November 8, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2011 (the “Schedule TO”), and relates to the offer by The Shaw Group Inc., a Louisiana corporation (“Shaw” or the “Company), to purchase up to $150 million in value of shares of its common stock, no par value per share (the “Shares”), at a price not greater than $25.25 nor less than $22.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO (which together, as amended, constitute the “Offer”).

All information in the Offer is expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On December 9, 2011, Shaw issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on December 8, 2011. A copy of such press release is filed as Exhibit (a)(5)(v) to this Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

Press Release announcing the preliminary results of the Offer, dated December 9, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2011

THE SHAW GROUP INC

By:	/s/ John Donofrio
Name	: John Donofrio
Title:	Executive Vice President and
General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated November 8, 2011.*

(a)(1)(ii)	Letter of Transmittal (including IRS Form W–9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W–9).

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(5)(i)	News Release announcing the Company’s financial results for the forth quarter of fiscal year 2011 and the intention to announce the tender offer, dated October 31, 2011 (filed as an exhibit to the Company’s Form TO-C filed with the SEC on October 31, 2011 and incorporated herein by reference).

(a)(5)(ii)	Analysts Presentation regarding the fourth quarter of fiscal year, dated October 31, 2011 (filed as an exhibit to the Company’s Form TO-C filed with the SEC on October 31, 2011 and incorporated herein by reference).

(a)(5)(iii)	Press Release announcing the commencement of the Offer, dated November 8, 2011.*

(a)(5)(iv)	Advertisement announcing the commencement of the Offer, dated November 8, 2011.*

(a)(5)(v)	Press Release announcing the preliminary results of the Offer, dated December 9, 2011.

(b)	None.

(d)(1)(i)	The Shaw Group Inc. 2008 Omnibus Incentive Plan (filed as an Exhibit to the Company’s Form 10-Q for the period ended February 28, 2009 and incorporated herein by reference).

(d)1)(ii)	Form of Section 16 Officer Restricted Stock Unit Award Agreement under The Shaw Group Inc. 2008 Omnibus Incentive Plan (filed as an Exhibit to the Company’s Form 10-Q for the period ended November 30, 2009 and incorporated herein by reference).

(d)(1)(iii)	Form of Employee Incentive Stock Option Award under The Shaw Group Inc. 2008 Omnibus Incentive Plan (filed as an Exhibit to the Company’s Form 10-Q for the period ended November 30, 2009 and incorporated herein by reference).

(d)(1)(iv)	Form of Employee Nonqualified Stock Option Award Agreement under The Shaw Group Inc. 2008 Omnibus Incentive Plan (filed as an Exhibit to the Company’s Form 10-Q for the period ended November 30, 2009 and incorporated herein by reference).

(d)(1)(v)	Form of Employee Restricted Stock Unit Award Agreement under The Shaw Group Inc. 2008 Omnibus Incentive Plan (filed as an Exhibit to the Company’s Form 10-Q for the period ended November 30, 2009 and incorporated herein by reference).

(d)(1)(vi)	Form of Canadian Employee Incentive Stock Option Agreement under The Shaw Group Inc. 2008 Omnibus Incentive Plan (filed as an Exhibit to the Company’s Form 10-Q for the period ended November 30, 2009 and incorporated herein by reference).

(d)(1)(vii)	The Shaw Group Inc. Stone & Webster Acquisition Stock Option Plan (filed as an Exhibit to the Company’s Form S-8 filed on June 12, 2001 and incorporated herein by reference).

(d)(1)(viii)	The Shaw Group Inc. 1993 Employee Stock Option Plan, amended and restated through October 8, 2001 (filed as an Exhibit to the Company’s Form 10-K for the fiscal year ended August 31, 2001 and incorporated herein by reference).

(d)(1)(ix)	The Shaw Group Inc. 2005 Non-Employee Director Stock Incentive Plan, amended and restated through November 2, 2007 (filed as an Exhibit to the Company’s Form 10-Q for the period ended November 30, 2007 and incorporated herein by reference).

(d)(1)(x)	Written description of the Company’s compensation policies and programs for nonemployee directors (included in the Company’s Proxy Statement for the 2009 Annual Meeting of Shareholders contained in The Company’s Schedule 14A filed on December 24, 2008 and incorporated herein by reference).

(d)(1)(xi)	Flexible Perquisites Program for certain executive officers (filed as an Exhibit to the Company’s Form 8-K filed on November 1, 2004 and incorporated herein by reference).

(d)(1)(xii)	Written description of the Company’s compensation policies and programs for nonemployee directors (included in the Company’s Proxy Statement for the 2010 Annual Meeting of Shareholders contained in The Company’s Schedule 14A filed on December 17, 2009 and incorporated herein by reference).

(d)(1)(xiii)	Amended and Restated Employment Agreement dated as of December 31, 2008, by and between the Company and J.M. Bernhard, Jr. (filed as an Exhibit to the Company’s Form 8-K filed on January 7, 2009 and incorporated herein by reference).

(d)(1)(xiv)	Amended and Restated Employment Agreement dated as of December 22, 2008 by and between the Company and Gary P. Graphia (filed as an Exhibit to the Company’s Form 8-K filed on December 24, 2008 and incorporated herein by reference).

(d)(1)(xv)	Employee Indemnity Agreement dated as of July 12, 2007 between the Company and Brian K. Ferraioli (filed as an Exhibit to the Company’s Form 10-K for the fiscal year ended August 31, 2007 and incorporated herein by reference).

(d)(1)(xvi)	Amended and Restated Employment Agreement dated as of December 31, 2008 between the Company and Brian K. Ferraioli(filed as an Exhibit to the Company’s Form 8-K filed on January 7, 2009 and incorporated herein by reference).

(d)(1)(xvii)	Amended and Restated Employment Agreement dated as of December 31, 2008 by and between the Company and George P. Bevan )(filed as an Exhibit to the Company’s Form 10-Q for the quarterended February 28, 2009 and incorporated herein by reference).

(d)(1)(xvii)	Amendment to the Amended and Restated Employment Agreement dated December 31, 2008, by and between the Company and J.M. Bernhard, Jr (filed as an Exhibit to the Company’s Form 10-Q for the quarter ended May 31, 2010 and incorporated herein by reference).

(d)(1)(xvii)	Offer Letter dated as of August 31, 2007, by and between the Company and Michael J. Kershaw (filed as an Exhibit to the Company’s Form 8-K filed on December 21, 2007 and incorporated herein by reference).

(d)(1)(xviii)	Amended and Restated Employment Agreement dated as of December 31, 2008 by and between the Company and Lou Pucher (filed as an Exhibit to the Company’s Form 10-Q for the quarter ended February 28, 2009 and incorporated herein by reference).

(d)(1)(xix)	Second Amended and Restated Employment Agreement dated as of July 22, 2010 by and between the Company and John Donofrio (filed as an Exhibit to the Company’s Form 10-K for the fiscal year ended August 31, 2010 and incorporated herein by reference).

(d)(1)(xx)	The Shaw Group Inc. 401(k) Plan (filed as an Exhibit to the Company’s Form S-8 filed on May 4, 2004 and incorporated herein by reference).

(d)(1)(xxi)	The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees (filed as an Exhibit to the Company’s Form S-8 filed on May 4, 2004 and incorporated herein by reference).

(d)(1)(xxii)	The Shaw Group Deferred Compensation Plan (filed as an Exhibit to the Company’s Form 10-Q for the quarter ended February 28, 2009 and incorporated herein by reference).

(d)(1)(xxiii)	Trust Agreement, dated as of January 2, 2007 by and between the Company and Fidelity Management Trust Company for The Shaw Group Deferred Compensation Plan Trust (filed as an Exhibit to the Company’s Form 10-Q for the quarter ended February 28, 2007 and incorporated herein by reference).

(d)(1)(xxiv)	Form of Nonemployee Director Nonqualified Stock Option Award Agreement under The Shaw Group Inc. 2008 Omnibus Incentive Plan (filed as an Exhibit to the Company’s Form 10-Q for the quarter ended February 28, 2010 and incorporated herein by reference).

(d)(1)(xxv)	Form of Nonemployee Director Restricted Stock Unit Award Agreement under The Shaw Group Inc. 2008 Omnibus Incentive Plan (filed as an Exhibit to the Company’s Form 10-Q for the quarter ended February 28, 2010 and incorporated herein by reference).

(d)(1)(xxvi)	Amended and Restated Employment Agreement dated as of April 8, 2011 by and between the Company and David L. Chapman, Sr. (filed as an Exhibit to the Company’s Form 10-Q for the quarter ended February 28, 2011 and incorporated herein by reference).

(d)(1)(xxvii)	Employment Agreement dated as of February 2, 2011 by and between the Company and Clarence Ray (filed as an Exhibit to the Company’s Form 10-Q for the quarter ended February 28, 2011 and incorporated herein by reference).

(g)	None.

(h)	None.

*	Previously filed on Schedule TO dated November 8, 2011.